FORM N-8F

I     GENERAL IDENTIFYING INFORMATION

1.

Reason fund is applying to deregister (CHECK ONLY ONE; for descriptions, SEE Instruction 1 above):

            [_]     MERGER

            [X]     LIQUIDATION

            [_]     ABANDONMENT OF REGISTRATION

Note: Abandonments of Registration answer ONLY questions through 15, 24 and 25 of this form and complete verificationat the end of the form.)

            [_]     Election of status as a BUSINESS DEVELOPMENT COMPANY

(Note: Business Development Companies answer ONLY questions 1 through 10 of this form and complete verification at theend of the form.)

2.

Name of fund:           THE SIMPLE CAPITAL FUND

3.

Securities and Exchange Commission File No.: 811-22054

4.

Is this an initial Form N-8F or an amendment to a previously filed FormN-8F?

            [X]       Initial Application           [_]     Amendment

5.

Address of Principal Executive Office (include No. & Street, City, State,Zip Code):

550 Cochituate Road, Suite 25

Framingham, Massachusetts 01701

6.

Name, address and telephone number of individual the Commission staffshould contact with any questions regarding this form:

Oriosto Medrano Santana, Esq.

      Simple Capital LLC

550 Cochituate Road, Suite 25

Framingham, MA  01701

      (508) 655-7948

7.

Name, address and telephone number of individual or entity responsible formaintenance and preservation of fund records in accordance with rules31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

NOTE: ONCE DEREGISTERED, A FUND IS STILL REQUIRED TO MAINTAIN AND PRESERVE THE RECORDS DESCRIBED IN RULES 31A-1 AND 31A-2 FOR THE PERIODS SPECIFIED IN THOSE RULES.

Oriosto Medrano Santana, Esq.

Simple Capital LLC

550 Cochituate Road, Suite 25

Framingham, MA  01701

      (508) 655-7948

8.

Classification of fund (check only one):

[X]      Management company;

      [_]      Unit investment trust; or

      [_]      Face-amount certificate company.

9.

Subclassification if the fund is a management company (check only one):

            [X]       Open-end    [_]      Closed-end

10.

State law under which the fund was organized or formed (e.g., Delaware,

Massachusetts): Massachusetts

11.

Provide the name and address of each investment adviser of the fund(including sub-advisers) during the last five years, even if the fund'scontracts with those advisers have been terminated:

Simple Capital, LLC

550 Cochituate Road, Suite 25

Framingham, MA  01701

12.

Provide the name and address of each principal underwriter of the fundduring the last five years, even if the fund's contracts with thoseunderwriters have been terminated:

None.

13.

If the fund is a unit investment trust ("UIT") provide:

      (a) Depositor's name(s) and address(es):        Not applicable

      (b) Trustee's name(s) and address(es):          Not applicable

14.

Is there a UIT registered under the Act that served as a vehicle forinvestment in the fund (e.g., an insurance company separate account)?

      [_]  Yes           [X]  No

      If Yes, for each UIT state:

Name(s):

                  File No.:   811-_____

                  Business Address:

15.

(a)   Did the fund obtain approval from the board of directors concerningthe decision to engage in a Merger, Liquidation or Abandonment ofRegistration?

  [X] Yes [_] No

If Yes, state the date on which the board vote took place: April 5, 2011

If No, explain:

      (b)   Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of

Registration?

            [_] Yes [X] No

            If Yes, state the date on which the shareholder vote took place:

            If No, explain:

Pursuant to Article IX, Section 4 of the Agreement and Declaration of Trust of the Trust, a Massachusetts business trust, the trustees of the                   fund may terminate the fund by written notice to thefund's shareholders. Such a written notice was mailed to the fund's shareholders on April 8, 2011.

II.   DISTRIBUTIONS TO SHAREHOLDERS

16.

Has the fund distributed any assets to its shareholders in connection withthe Merger or Liquidation?

      [x]   Yes []   No

      (a)  If Yes, list the date(s) on which the fund made those distributions:April 29, 2011

      (b)  Were the distributions made on the basis of net assets?

           [X] Yes [_] No

      (c)  Were the distributions made PRO RATA based on share ownership?

           [X] Yes [_] No

      (d)  If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

      (e)  LIQUIDATIONS ONLY:

           Were any distributions to shareholders made in kind?

           [_] Yes [X] No

If Yes, indicate the percentage of fund shares owned by affiliates,or any other affiliation of shareholders:

17.

CLOSED-END FUNDS ONLY:

            Has the fund issued senior securities?

           [_] Yes [_] No

If Yes, describe the method of calculating payments to seniorsecurity holders and distributions to other shareholders:

18.   Has the fund distributed ALL of its assets to the fund's shareholders?

           [X] Yes [_] No

            If No,

           (a)  How many shareholders does the fund have as of the date this form is filed?

           (b)  Describe the relationship of each remaining shareholder to thefund:

19.   Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

      [_] Yes [X] No

      If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.  ASSETS AND LIABILITIES

20.   Does the fund have any assets as of the date this form is filed? (SEE

      QUESTION 18 ABOVE)

      [_] Yes [X] No

            If Yes,

           (a)  Describe the type and amount of each asset retained by the fund as of the date this form is filed:

           (b)  Why has the fund retained the remaining assets?

           (c)  Will the remaining assets be invested in securities?

                [_] Yes [_] No

21.   Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

      [_] Yes [X] No

      If Yes,

           (a)  Describe the type and amount of each debt or other liability:

           (b)  How does the fund intend to pay these outstanding debts or otherliabilities?

IV.   INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.   (a)   List the expenses incurred in connection with the Merger orLiquidation:

           (i)  Legal Expenses: 0

           (ii) Accounting expenses: 0

           (iii) Other expenses (list and identify separately):

           Transfer Agency     $ __________________

Premiums for tail coverage on insurance policy     $ 0.

           N-8F filing fees                                   $ 0.

(iv) Total expenses (sum of lines (i)-(iii) above):     $_____

      (b)   How were those expenses allocated? To the fund’s investment adviser, Simple Capital, LLC.

      (c)   Who paid those expenses? Simple Capital, LLC

      (d)   How did the fund pay for unamortized expenses (if any)? N/A

23.   Has the fund previously filed an application for an order of the

Commission regarding the Merger or Liquidation?

      [_] Yes [X] No

      If Yes, cite the release numbers of the Commission's notice and order or,

if no notice or order has been issued, the file number and date the application was filed:

V.    CONCLUSION OF FUND BUSINESS

24.   Is the fund a party to any litigation or administrative proceeding?

      [_] Yes [X] No

      If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.   Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

      [_] Yes [X] No

      If Yes, describe the nature and extent of those activities:

VI.   MERGERS ONLY

26.   (a)   State the name of the fund surviving the Merger:

      (b)   State the Investment Company Act file number of the fund surviving the Merger: 811-____

      (c)   If the merger or reorganization agreement has been filed with the

            Commission, state the file number(s), form type used and date the agreement was filed:

      (d)   If the merger or reorganization agreement has NOT been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                  VERIFICATION

The undersigned states that (i) he or she has executed this FormN-8F application for an order under section 8(f) of the Investment Company Actof 1940 on behalf of The Simple Capital Fund, (ii) he or she is the President of The Simple Capital Fund, and (iii) all actions by shareholders, directors, and any otherbody necessary to authorize the undersigned to execute and file this Form N-8Fapplication have been taken. The undersigned also states that the facts setforth in this Form N-8F application are true to the best of his or herknowledge, information and belief.

/s/ Oriosto Medrano Santana

Oriosto Medrano Santana

President